UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

Results
(BR GAAP)

4th QUARTER 2020

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 **STRATEGIC** UPDATE

2 **SANTANDER GROUP** RESULTS

3 4Q20 RESULTS **HIGHLIGHTS**

4 **FINAL REMARKS**

OUR ABILITY TO ANTICIPATE TRENDS AND SPEED OF EXECUTION

PREPARE US FOR THIS CYCLE

2016
WE **ACCELERATED AUTO** LOANS

2017
WE GAVE **CONSUMERS A VOICE**

2018
SPEARHEADING INDUSTRIALIZATION IN THE SECTOR

2019
REALIGNING HIGHER RISK CROPS OF LOANS IN **CARDS**

1Q20
AT A RAPID PACE

SPECIAL EDITION OF **"AMIGO DE VALOR"** PROGRAM

DONATION AND SUPPORT BY THE THREE LARGEST BANKS IN THE COUNTRY AGAINST **COVID-19**

2Q20
EXTRAORDINARY PROVISION OF R$ 3.2BI

PORTFOLIO OF DEFERRED LOANS

ACCELERATING DIGITALIZATION

3Q20
REBOUND IN **COMMERCIAL ACTIVITY** MOMENTUM

SX

PIONEERING THE TRANSFORMATION OF **SUSTAINABLE BUSINESSES**

DONATIONS TO **"CUFA"**

"AMIGO DE VALOR" PROGRAM

4Q20
RETAIL POSTS RECORD-HIGH ORIGINATION LEVELS

HIGHEST NPS LEVEL IN OUR HISTORY

ASSET QUALITY INDICATORS **UNDER CONTROL**

Santander

AND ENABLES OUTSTANDING RESULTS COMPARED TO THE MARKET

NII
2020
+7% YoY

EFFICIENCY RATIO
38.9% in 2019 → **37.0%** in 2020

BEST RATIO IN THE INDUSTRY

NET PROFIT

R$ 13.8Bi
CONSIDERING THE EXTRAORDINARY PROVISION OF R$ 3.2BI

RECURRING NET PROFIT **HAS GROWN OVER THE LAST 20 QUARTERS**

19% MARKET SHARE NET PROFIT INCLUDING EXTRAORDINARY PROVISIONS

+9 p.p. 9M20 vs. 9M15

ROE (%)



12.8
13.3
16.9
19.9
21.3
21.5
19.1[1]
2015
2016
2017
2018
2019
2020

2020 ACCOLADES

- BEST BANK IN THE AMERICAS AND BRAZIL
- BEST COMPANY IN SOCIAL RESPONSIBILITY IN 2020
- MOST HONORED COMPANY
- BEST BANK IN LATIN AMERICA AND THE WORLD FOR SMES
- AMONG THE COUNTRY'S LEADING COMPANIES ON CLIMATE CHANGE
- PART OF B3'S CORPORATE SUSTAINABILITY INDEX
- LATIN FINANCE 2020: BEST INFRASTRUCTURE BANK IN THE COUNTRY
- ONE OF THE BEST COMPANIES TO WORK FOR, ACCORDING TO GPTW

Santander

[1] Considers extraordinary provision of R$ 3.2bi

SUPPORTED BY AN ASSERTIVE RISK STRATEGY
WITH STRONG GROWTH IN COLLATERALIZATION

MARKET SHARE[1]

- **LOANS**: **10.2%** — +13bps YoY
- **FUNDING**: **10.9%** — +17bps YoY

COLLATERALIZED LOANS[2]

76% — SHARE IN TOTAL LOANS TO INDIVIDUALS

+4 p.p. YoY

YoY

PAYROLL LOANS

+13% PORTFOLIO

22.3% +275bps MARKET SHARE[1] IN ORIGINATION

MORTGAGE

+15% PORTFOLIO

10.8% +217bps MARKET SHARE[1] IN ORIGINATION

AGRI

+6% PORTFOLIO

10.9% +115bps MARKET SHARE[1] IN LOANS AMONG CORPORATE & SMES

AUTO LOANS

+7% PORTFOLIO

25.1% +8bps MARKET SHARE[1] IN LOANS AMONG INDIVIDUALS

Santander

[1] Bacen, as of December 2020. [2] Individuals collateralized loan portfolio and Payroll loans. As of this quarter, includes the Olé Consignado´s portfolio

ALONG WITH **RIGOROUS RISK MANAGEMENT**

CREDIT RECOVERY MODEL

PHYSICAL CHANNELS → INFORMATION AGE → DIGITAL AGE

DIGITAL AGE

- DATA INTELLIGENCE
- DIGITALIZATION
- CHANNEL INTEGRATION

SHARE OF DIGITAL CHANNELS IN OVERALL RENEGOTIATIONS

70%

CREDIT RECOVERY

+26.2%

2020 VS 2019

COST OF CREDIT[1] (12 MONTHS)

ALLOWANCE FOR LOAN LOSSES RELATIVE TO THE LOAN PORTFOLIO SECURED BY SURETIES AND GUARANTEES



3.7%
3.2%
3.2%
5.2%
4.7%
3.9%
2015
2016
2017
2018
2019
3Q20
Santander
Peer A
Peer B

ENHANCED COST OF CREDIT PREDICTABILITY

Santander [1] Considering Allowance for Loan Losses over the last 12 months in relation to the 5-quarter average of the Loan Portfolio secured by Sureties and Guarantees

BUILDING A **SIMPLER, MORE INTUITIVE AND MORE DIGITAL** BANK

WE HAVE MAPPED OUT PROCESSES AND IMPLEMENTED DIGITALIZATION ACROSS THE ENTIRE CHAIN

CUSTOMER SUPPORT
- SELF-SERVICE

OPERATIONS
- + TIME TO DO BUSINESS

TECHNOLOGY
- DIGITAL LENDING

OUR AMBITION

AN INCREASINGLY DIGITAL BANK

90%[1]
PRODUCTS ON DIGITAL CHANNELS[2]
+21 p.p. IN 2 YEARS

WITH MORE PRODUCTIVE STORES

+22%
OF TIME DEDICATED TO SALES ACTIVITIES

AND WITH SOCIAL & ENVIRONMENTAL RESPONSIBILITY

80 TONS
PAPERLESS

IMPROVED PRODUCT UNIT COST

Santander [1] Considering products authorized for digitalization by regulatory bodies. [2] Functionalities available on at least one digital channel

ALL THIS HAS BEEN MADE POSSIBLE BY A **DISTINCTIVE CULTURE, WHICH IS STRENGTHENED IN THE FACE OF THESE TIMES**



VALUES OUR **PEOPLE**

25%	29%	5.6%	92%
BLACK EMPLOYEES	REPRESENTATION OF WOMEN IN LEADERSHIP ROLE	OF EMPLOYEES ARE PEOPLE WITH DISABILITIES	ENGAGEMENT

RECOGNIZED BY OUR CUSTOMERS AND THE MARKET


GUIA exame
Diversidade
2020

HIGHLIGHT FOR THE **2nd CONSECUTIVE YEAR**

BEST COMPANY IN THE FINANCIAL SECTOR

ETHNIC-RACIAL


Melhores Empresas para Trabalhar™
Étnico-Racial
Great Place To Work.
BRASIL 2020
Melhores Empresas para Trabalhar™
Mulher
Great Place To Work.
BRASIL 2020

WE ARE ONE OF THE **BEST COMPANIES TO WORK FOR**

ETHNIC-RACIAL

WOMAN

ACCORDING TO A SURVEY, WE HAD **THE HIGHEST PROPORTION OF CUSTOMERS WHO SAID THEY FELT FULLY SUPPORTED DURING THE PANDEMIC PERIOD**[1]

+72k

TRAINEE PROGRAM APPLICATIONS

[1] Source: Individual Customer Benchmark Survey, conducted by IBOPE since 2014, with the primary objective of assessing customers' willingness to recommend the bank and its competitors. The nationwide sample surveyed includes the banked population (individuals) with monthly personal income of R$ 800.00 or higher, based on a quantitative methodology and interviews conducted using the CATI technique (computer-assisted telephone interviewing)

SUPPORTING THE **DEVELOPMENT OF OUR SOCIETY**


Barcarena/PA

R$ 32MM
RAISED[1]

~100
PROJECTS AND HELP FOR HOSPITALS[2]

~270k
PEOPLE IMPACTED
("AMIGO DE VALOR" PROGRAM, "PARCEIRO DO IDOSO" PROGRAM, VOLUNTEERING, BLOOD DONATION AND FINANCIAL EDUCATION)

R$ 100MM
DONATED TO CONTRIBUTE TO THE FIGHT AGAINST COVID-19[3]

AMIGO DE VALOR PROGRAM

SINCE 2002

MOBILIZATION OF EMPLOYEES, CUSTOMERS AND PARTNERS TO ALLOCATE PART OF THE INCOME TAX DUE TO FUNDS FOR THE RIGHTS OF CHILDREN AND ADOLESCENTS

- **~R$ 23MM** RAISED, CONSIDERING THE SPECIAL EDITION[4,5]
- **PARTICIPATION OF 60%** OF EMPLOYEES

INITIATIVES

- **24.9k** SCHOLARSHIPS GRANTED IN 2020 (SINCE 2007)
- PARTICIPATION OF **~9k** PEOPLE IN **BLOOD DONATION** CAMPAIGNS IN 2020 (SINCE 2018)

COVID-19 ACTIONS

- **"SEMANA SANTANDER"[5]**
  R$ 7.2MM DONATED TO "CUFA" (CENTRAL ÚNICA DAS FAVELAS)
  +20k MOTHERS BENEFITED
- **HEROES WEAR MASKS[6]**
  17.7MM MASKS DISTRIBUTED

Accolades
ISE B3 | ICO2 B3 | CDP | CNN BRASIL

[1] Considering the "Amigo de Valor" and "Parceiro do Idoso" programs. [2] Institutions helped by the special edition of "Amigo de Valor" program: Comunitas, Instituto da Criança, Santa Marcelina, Hospital das Clínicas and Lar São Francisco. [3] Considering only Santander resources. [4] "Amigo de Valor" program: R$ 15.7MM + "Amigo de Valor-Covid-19" program: R$ 7MM. [5] Includes donations from the Bank, employees and customers. [6] In collaboration with Itaú and Bradesco Banks

AND PIONEERING THE CREATION OF SUSTAINABLE BUSINESSES

LEADERSHIP

- **1st GREEN BOND** ISSUANCE IN THE TRASPORTATION AND LOGISTICS SECTOR **US$ 500MM**
- **2nd SUSTAINABILITY-LINKED BOND TRANSACTION IN THE WORLD** US$ 1.25BI
- **SOLAR ENERGY FINANCING**

INNOVATION

- **RENOVABIO**
  70% OF MARKET SHARE IN CBIOS
  (TOTAL CBIOS MARKET VOLUME: 2.6MM CBIOS)
- **1st ESG-LINKED LOAN** IN BRAZIL
  TOTAL PRODUCT PORTFOLIO DEC-20: **R$ 928MM**
- **LAUNCH OF SANITATION LINE R$ 5BI**

RESPONSIBLE INVESTMENTS

- **ETHICAL FUND**
- **SANTANDER GO FUND**

"PLANO AMAZÔNIA"[2]

- PLAN FOCUSED ON SUSTAINABLE DEVELOPMENT IN THE AMAZON REGION



9% OTHERS
6% SANITATION
8% MICROFINANCE
34% GREEN BONDS
R$ 27Bi
ENABLE IN ESG BUSINESSES[1]
43% PROJECT FINANCE - ENERGY (DISBURSEMENTS AND ADVISORY)

SUSTAINABLE OPERATION

- RENEWABLE ENERGY: **47%** OF OPERATIONS
- WE HAVE BEEN **CARBON NEUTRAL** SINCE 2010
- **DESPLASTIFY:** COMPLETION IN 2021

Santander

[1] Considering disbursements for renewable energy projects, sanitation, sustainable agribusiness, ESG-linked loans, Prospera Santander Microfinance, as well as advisory and disbursements for Project Finance (renewable energy and sanitation), in addition to participation in Green Bond structuring and advisory, including total amounts of green bonds issued and enabled in conjunction with other companies. [2] In collaboration with Itaú and Bradesco Banks

CONQUERING

NEW BUSINESSES AND MARKETS

WE CHANGED THE WAY OF DOING BUSINESS

emDia.

DEBT RENEGOTIATION PLATFORM

FOCUS ON THE CUSTOMER JOURNEY

QUICK REGISTRATION AND EASY NAVIGATION

4MM	650k	R$ 46MM
CUSTOMERS	PROPOSALS IN 2020	CREDIT RECOVERY IN 2020

Santander Auto

AUTO INSURANCE **100% DIGITAL**

USE OF BIG DATA FOR INSURANCE PRICING

PENETRATION OF 16% IN SANTANDER'S FINANCING UNIT	110k INSURANCE POLICIES	+R$ 100MM PREMIUMS ISSUED

1st INSURANCE TO REACH THIS LEVEL IN ITS FIRST YEAR

TORO + PI

BUSINESS COMBINATION[1]

TORO'S VAST KNOWLEDGE IN EQUITIES + PI'S DEEP EXPERTISE IN FIXED INCOME

ben

BENEFITS PLATFORM

(PARTNER) MERCHANTS	CARDS	HR
338k	217k	1.4k

OPERATING IN **CORPORATE BENEFITS AND EXPENSE MANAGEMENT**

[1] Pending regulatory approvals

STRAIGHTFORWARD LENDING
WITH SIGNIFICANT GROWTH AND PROFITABILITY POTENTIAL

sim.

OPEN-MARKET LOANS

R$ 700MM
PORTFOLIO

BUSINESS MODEL

PROPRIETARY DISTRIBUTION CHANNELS

B2B2C DISTRIBUTION CHANNELS

sim.

UNCOLLATERALIZED LOAN | COLLATERALIZED LOAN | CREDIT LIFE INSURANCE | CONSUMER FINANCE

POSITIVE NET PROFIT AFTER 15 MONTHS	**80** NPS	**0.5%** MARKET SHARE	**5.8%** NPL 90	**R$ 72MM** ORIGINATION/MONTH	**R$ 6.7k** AVERAGE TICKET

Santander Financiamentos

NEW WAY OF DISTRIBUTING

"+VEZES"
CONSUMER FINANCE FOCUSED ON MICRO-REGIONALIZATION

B2B
B2C

- COMMERCIAL STRENGTH GREW BY **5X**
- EXPANDING OUR PARTNERSHIPS, WHICH CURRENTLY TOTAL **16k**

DIGITAL SOLUTIONS

PORTFOLIO
+47%
CAGR FOR 3 YEARS

NEW ENVIRONMENT REQUIRES NEW SOLUTIONS

TO SUPPORT OUR **CUSTOMERS**

SUSTAINABLE CUSTOMER BASE GROWTH
WITH A FOCUS ON SERVICE QUALITY

CUSTOMERS

ACTIVE	LOYAL	DIGITAL
27.9MM	6.4MM	15.6MM
+7% YoY	+12% YoY	+16% YoY

RECORD-HIGH INDIVIDUAL **CUSTOMER ACQUISITION**

NPS

63 POINTS

+7.5 POINTS YoY

HIGH LEVELS ACHIEVING THE BEST SCORE IN OUR HISTORY

DIGITAL
REAPING THE FRUITS OF OUR CONTINUOUS TRANSFORMATION

EVOLUTION OF **DIGITAL LOAN CONTRACTS**

BASE 100


100
151
Jan-Feb
March pre-covid
March post-covid
April
May
June
July
August
September
October
November
December

85% SHARE OF DIGITAL TRANSACTIONS

+11p.p. 2020 vs. 2017

GENTE | ARTIFICIAL INTELLIGENCE


Gent&

+37MM INTERACTIONS

~70% OF QUERIES ARE SOLVED

NPS

76 POINTS FOR APPS AND "GENTE" SERVICE CHANNELS

COMMERCIAL EXPANSION STRATEGY

CREATING A NEW DYNAMIC FOR THE **PAYMENTS** INDUSTRY

CARDS

TURNOVER

242Bi IN 2020
+44% 2020 VS 2017

70%
SHARE OF ACCOUNT HOLDERS IN THE CARD BASE

SANTANDER ACCOUNT HOLDERS

+2.4x
MORE PROFITABLE THAN SINGLE-PRODUCT CUSTOMERS



SX
VISA

- **SX CARD**
  SEGMENT REPOSITIONING

1MM
CARDS ISSUED, BEING

723k UP TO DEC-20

78%
SHARE OF CARD ISSUANCES

- **"CLIQUE E RETIRE"**
  NEW CARD DELIVERY MODEL

SX

+36MM
NUMBER OF TRANSACTIONS

15%
MARKET SHARE PIX SENT
FINANCIAL VOLUME

+43Bi
FINANCIAL VOLUME

GETNET

SOLID AND EXPANDING BUSINESS MODEL

	2020	YoY	CAGR 2014-2020
ACTIVE BASE	891k	16%	21%
POS DEVICES READY TO MAKE TRANSACTIONS	1.9MM	38%	29%
TURNOVER	R$ 274Bi	32%	28%
RECEIVABLES PREPAYMENT	R$ 73Bi	39%	29%
COST PER TRANSACTION	R$ 0.32	(R$ 0.03)	-10%

+4X HIGHER THAN THE MARKET[1]

✓4Q20: R$ 0.27 | Dec-20: R$ 0.23

MARKET SHARE

3% 2013 → 15% 2020E

DIGITAL/TOTAL TURNOVER

10% 2019 → 22% 2020

MARKET-SHARE E-COMMERCE

25% 2020 → BLACK FRIDAY LEADERS

[1]Santander estimate for card market growth in 2020

A BANK OF COMPANIES
FOCUSED ON TRANSVERSALITY AND OPERATING IN NEW MARKET

NAMED THE
BEST BANK FOR FX


Largest FX Bank in Brazil
No.1
Best Bank LATAM
No.1
Best Bank Dollar/Real
No.1

CORPORATE & SMEs

PIONEERS IN FULLY DIGITAL FX CONTRACTING

INDIVIDUALS

ONE PAY FX

SELF-SERVICE AT ATMs IN US$ **21MM** WITHDRAW (2020)

ENERGY TRADING

TOP 5 IN BRAZIL IN JUST ONE YEAR

R$ ~100MM IN REVENUE IN 2021E

COMMODITIES

THE LARGEST AGRICULTURAL COMMODITIES DESK IN BRAZIL

R$ ~70MM IN REVENUE IN 2021E

PROJECT FINANCE

+R$ 270Bi PROJECT INVESTMENTS

+R$ 1Bi EQUITY INVESTMENTS IN RENEWABLE ENERGY PROJECTS

+270 INFRASTRUCTURE PROJECTS ADVISED AND FUNDED IN 12 MONTHS

INFRASTRUCTURE BANK OF THE YEAR - BRAZIL
LATINFINANCE

LEADERSHIP
Top ranked

1st PROJECT FINANCE[1]

1st GLOBAL FINANCIAL ADVISOR - DEALS ANNOUNCED[2]

1st GLOBAL RENEWABLES MLA - DEALS & VOLUME ANNOUNCED[2]

1st GLOBAL ECA FINANCING VOLUME BY MLA[2]

- **MARKET FUNDS IN LATIN AMERICA FOR 2020**[3]
- **BEST TRADE FINANCE BANK IN LATAM 2020**[3]

Santander

[1] ANBIMA. [2] Dealogic. [3] Global Finance

AGENDA

1 STRATEGIC UPDATE

2 SANTANDER GROUP RESULTS

3 4Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

WELL-DIVERSIFIED RESULTS

BRAZIL
CONTRIBUTED TO
30%
2020 RESULTS


30%
15%
11%
10%
8%
SCF
7%
6%
5%
3%
2%


NORTH AMERICA
21%
37%
EUROPE
SOUTH AMERICA¹
42%

RATINGS	LONG TERM	SHORT TERM	OUTLOOK
MOODY'S	A2	P-1	STABLE
STANDARD & POOR'S	A	A-1	NEGATIVE
FITCH RATINGS	A-	F2	NEGATIVE

UNDERLYING ATTRIBUTABLE PROFIT
(EUR MM)


-29%
7,207
5,081
2019
2020

Santander

(*) Excluding Corporate Center and Santander Global Platform. [1] Includes 3% regarding other Latam

AGENDA

1 STRATEGIC UPDATE

2 SANTANDER GROUP RESULTS

3 4Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

RESULT

(R$ million)	12M20	12M19	% 12M	4Q20	3Q20	% 3M
Net Interest Income	51,103	47,933	6.6%	12,396	12,432	-0.3%
Fees	18,464	18,684	-1.2%	5,133	4,746	8.2%
Total Revenues	**69,567**	**66,617**	**4.4%**	**17,529**	**17,179**	**2.0%**
Allowance for Loan Losses	-12,557	-12,099	3.8%	-2,883	-2,916	-1.2%
General Expenses	-21,410	-21,238	0.8%	-5,552	-5,375	3.3%
Others	-11,709	-12,004	-2.5%	-3,239	-2,472	31.0%
Profit Before Taxes	**23,891**	**21,276**	**12.3%**	**5,856**	**6,415**	**-8.7%**
Taxes and Minority Interest	-8,283	-6,726	23.1%	-1,898	-2,513	-24.5%
Net Income w/o extraordinary provision	**15,609**	**14,550**	**7.3%**	**3,958**	**3,902**	**1.4%**
Extraordinary Allowance for Loan Losses	-3,200	-	-	-	-	-
Taxes	1,440	-	-	-	-	-
NET PROFIT	**13,849**	**14,550**	**-4.8%**	**3,958**	**3,902**	**1.4%**

NII
GROWS BY VOLUME

NET INTEREST INCOME (R$ million)


-2%
0%
7%
MARKET NII
CUSTOMERS NII
12,605
1,718
10,888
12,432
1,899
10,533
12,396
1,751
10,645
47,933
4,923
43,010
51,103
8,063
43,040
4Q19
3Q20
4Q20
2019
2020

(R$ million)	12M20	*% 12M*	*% 3M*
Customers	**43,040**	***0.1%***	***1.1%***
Product NII	41,399	*2.6%*	*0.7%*
Volume	392,240	*20.4%*	*4.9%*
Spread	10.5%	*-1.9 p.p*	*-0.4 p.p*
Working Capital	1,641	*-38.2%*	*10.7%*
Market activities	**8,063**	***63.8%***	***-7.8%***
Net Interest Income	**51,103**	***6.6%***	***-0.3%***

PORTFOLIO

CORPORATE & SMES ARE THE HIGHLIGHTS OF THE YEAR AND REBOUND IN RETAIL MARKS THE QUARTER

CREDIT PORTFOLIO (R$ billion)



17%
4%
352.0
397.4
411.7
11.5%
27.8%
16.5%
44.1%
13.4%
30.5%
14.6%
41.5%
13.6%
29.4%
14.6%
42.3%
Dec-19
Sep-20
Dec-20
Individuals
Consumer Finance
Corporate
SMEs

(R$ million)	Dec-20	% 12M	% 3M
Individuals	174,300	12.2%	5.6%
Consumer finance	60,256	3.5%	3.9%
SMEs	55,915	38.2%	4.8%
Corporate	121,184	23.7%	0.1%
Total	**411,655**	**16.9%**	**3.6%**
Other transactions[1]	100,830	25.2%	7.3%
Expanded portfolio	**512,485**	**18.5%**	**4.3%**

DESTINATION OF GOVERNMENT PROGRAMS FOR SMEs & CORPORATE

R$ 14Bi

BALANCE ON DEC-20

INDIVIDUALS COLLATERALIZED LOAN PORTFOLIO+ PAYROLL LOANS[2]/ INDIVIDUALS LOAN PORTFOLIO

76%

Santander

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees. [2] As of this quarter, includes the Olé Consignado´s portfolio

DEFERRED LOAN PORTFOLIO
IN LINE WITH THE PORTFOLIO PROFILE

R$ 40.6Bi
PORTFOLIO DEC-20

R$ 9.2 Bi
AMORTIZED
4Q20 VS 2Q20

PORTFOLIO BREAKDOWN


25%
75%
Corporate & SMEs
Individuals

>50%
INDIVIDUALS
COLLATERALS

5.5%
NPL FROM 15 TO 90 DAYS

>85%
RATED[1] AA-C

[1] Based on Brazilian Central Bank's criteria

FUNDING
STEADY IMPROVEMENT

FUNDING FROM CUSTOMERS (R$ billion)


29%
1%
353.7
451.1
455.8
Dec-19
Sep-20
Dec-20

(R$ million)	Dec-20	*% 12M*	*% 3M*
Demand deposits	41,821	*43.7%*	*-3.7%*
Savings deposits	63,307	*29.1%*	*6.5%*
Time deposits	279,779	*47.0%*	*1.6%*
Financial Bills	16,078	*-48.3%*	*-10.3%*
Others[1]	54,767	*1.3%*	*-0.5%*
Funding from customers	**455,751**	***28.9%***	***1.0%***
- Reserve requirement	-58,409	-16.2%	3.6%
Others	90,279	*22.4%*	*-1.9%*
Total Funding - balance	**487,621**	***36.3%***	***0.2%***
Assets under management (AuM)	384,650	*7.5%*	*1.0%*
Total Funding + AuM	**872,271**	***21.9%***	***0.5%***

Santander

[1] Including debentures, real estate credit notes (LCI), agricultural credit notes (LCA), secured real estate notes (LIG) and structured transaction certificates (COE)

FEES
LOWER TRANSACTIONALITY IN THE YEAR AND STRONGER COMMERCIAL MOMENTUM IN THE QUARTER

FEES (R$ million)


7%
8%
-1%
4,803
4,746
5,133
18,684
18,464
4Q19
3Q20
4Q20
2019
2020

(R$ million)	12M20	*% 12M*	*% 3M*
Cards	5,730	*-8.0%*	*14.0%*
Current account	3,966	*2.8%*	*3.5%*
Insurance	3,117	*0.0%*	*21.7%*
Asset management	1,017	*-6.4%*	*5.6%*
Lending operations	1,438	*4.2%*	*2.9%*
Collection services	1,471	*-2.9%*	*4.4%*
Securities brokerage and placement	1,062	*8.1%*	*-38.1%*
Others	663	*28.8%*	*50.5%*
Total	**18,464**	***-1.2%***	***8.2%***

EVIDENCING A **SOLID BALANCE SHEET** WITH STABLE AND CONTROLLED QUALITY

NPL INDICATORS

COVERAGE RATIO



FROM 15 TO 90 DAYS
5.2%
6.0%
4.2%
4.6%
4.3%
3.9%
4.1%
2.7%
3.1%
2.8%
1.9%
1.6%
1.1%
1.2%
1.1%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
OVER 90 DAYS
4.0%
4.0%
3.5%
3.0%
3.0%
2.9%
3.0%
2.4%
2.1%
2.1%
1.3%
1.6%
1.2%
0.9%
0.9%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
OVER 90 DAYS
209%
307%
297%
Dec-19
Sep-20
Dec-20
Individuals
Total
Corporate & SMEs

PROVIDING US WITH **COMFORTABLE LOAN INDICATORS**

ALLOWANCE FOR LOAN LOSSES (R$ million) | COST OF CREDIT



3.0%
2.6%
2.5%
2,983
2,916
2,883
3,585
3,754
3,609
-602
-837
-727
4Q19
3Q20
4Q20
3.2%
3.6%
2.8%
15,757
12,099
3,200
14,307
15,344
-2,208
-2,787
2019
2020
Provisions for loan losses
Extraordinary provisions for loan losses
Recovery of written-off loans
Cost of credit
Cost of credit w/o extraordinary provision

Santander

DILIGENT COST MANAGEMENT

RESULTING IN OUR BEST YEAR-ON-YEAR EFFICIENCY LEVEL

GENERAL EXPENSES (R$ million)



-2%
3%
1%
5,678
5,375
5,552
21,238
21,410
632
683
710
2,411
2,669
5,046
4,692
4,842
18,827
18,741
4Q19
3Q20
4Q20
2019
2020
Administratives and Personnel Expenses
Depreciation and amortization

ADMINISTRATIVES AND PERSONNEL EXPENSES COMPOSITION (R$ million)



3%
0%
4,692
4,842
18,827
18,741
2,256
2,194
9,496
9,035
2,436
2,648
9,331
9,706
3Q20
4Q20
2019
2020
Personnel Expenses
Administratives Expenses

EFFICIENCY RATIO EVOLUTION



-124 bps
40.1%
38.8%
4Q19
4Q20

SOLID
BALANCE SHEET

LOAN PORTFOLIO/ FUNDING FROM CUSTOMERS


99.5%
88.1%
90.3%
Dec-19
Sep-20
Dec-20

BIS RATIO


15.0%
14.9%
15.3%
12.9%
12.3%
12.9%
Dec-19
Sep-20
Dec-20
BIS ratio
CET1

INDICATORS

EFFICIENCY RATIO

37.0%
IN 2020

-1.8 p.p. YoY

RECURRENCE RATIO

86.2%
IN 2020

-1.7 p.p. YoY



1.8%
1.6%
1.4%
2019
2020

-0.4 p.p. YoY

ROAA



21.3%
21.5%
19.1%
2019
2020

-2.2 p.p. YoY

ROAE

Santander

Disregards extraordinary provision of R$ 3.2Bi

AGENDA

1 STRATEGIC UPDATE

2 **SANTANDER GROUP** RESULTS

3 **4Q20 RESULTS** HIGHLIGHTS

4 **FINAL REMARKS**

IN A CHALLENGING YEAR, OUR CULTURE SETS US APART BY THE SPEED WITH WHICH WE ADAPT OUR BUSINESS TO SUPPORT OUR CUSTOMERS, SOCIETY AND EMPLOYEES, WHILE DELIVERING VALUE TO OUR SHAREHOLDERS

- **COMMERCIAL ACTIVITY MOMENTUM** ALLOWS US TO ACHIEVE HIGHER PRODUCTIVITY LEVELS AND CONQUER NEW MARKETS
- **ONGOING EVOLUTION OF OUR RISK MANAGEMENT FRAMEWORK** ENABLES US TO REACH ABOVE-MARKET LOAN QUALITY INDICATORS
- CEASELESS QUEST FOR **OPERATIONAL EXCELLENCE AND PROFITABILITY**
- A YEAR OF **EXPANSION IN SUSTAINABLE BUSINESSES AND COMMITMENT TO SOCIETY**
- OUR **PEOPLE AS PROTAGONISTS** OF A BANK-WIDE TRANSFORMATION

SANTANDER ECOSYSTEM



Santander Corporate
Santander Acionistas
Santander Select
getnet
Santander Van Gogh
Santander Universidades
Santander Corporate & Investment Banking
Santander Negócios e Empresas
FAROL
TEATRO Santander
033 rooftop
Santander Seguros
PSA
webmotors
loop
BANCO RCI BRASIL
Hyundai Capital
Santander Financiamentos
Santander Auto
Santander Private Banking
Santander Asset Management
Santander Securities Services
sim.
olé
ben
TORO
Return
emDia.
superdigital
Esfera
universia
AQUANIMA
ZURICH Santander

Santander

[1] The conclusion of the deal is subject to applicable regulatory approvals

APPENDIX

APPENDIX

P&L *(R$ million)*	2020	2019	Abs.	12M
Net interest income	51,103	47,933	3,170	*6.6%*
Allowance for loan losses	-12,557	-12,099	-458	*3.8%*
Net interest income after loan losses	**38,546**	**35,834**	**2,712**	**7.6%**
Fees	18,464	18,684	-220	*-1.2%*
General expenses	-21,410	-21,238	-172	*0.8%*
Personnel expenses + profit sharing	-9,035	-9,496	461	*-4.9%*
Administrative expenses	-12,375	-11,742	-633	*5.4%*
Tax expenses	-4,292	-4,189	-103	*2.5%*
Other Income (Expenses)	-7,538	-7,868	329	*-4.2%*
Investments in Affiliates and Subsidiaries	52	44	7	*16.6%*
Non-Operating Income	70	8	62	*730.0%*
Profit before taxes	**23,891**	**21,276**	**2,615**	**12.3%**
Income tax and social contribution tax	-8,149	-6,334	-1,815	*28.7%*
Minority interest	-133	-392	259	*-66.0%*
Net profit w/o extraordinary provision	**15,609**	**14,550**	**1,059**	**7.3%**
Net profit	**13,849**	**14,550**	**-701**	**-4.8%**

Santander

APPENDIX

P&L *(R$ million)*	4Q19	1Q20	2Q20	3Q20	4Q20
Net interest income	12,605	12,655	13,620	12,432	12,396
Allowance for loan losses	-2,983	-3,424	-3,334	-2,916	-2,883
Net interest income after loan losses	**9,622**	**9,231**	**10,286**	**9,516**	**9,513**
Fees	4,803	4,482	4,102	4,746	5,133
General expenses	-5,678	-5,293	-5,191	-5,375	-5,552
Personnel expenses + profit sharing	-2,449	-2,353	-2,232	-2,256	-2,194
Administrative expenses	-3,229	-2,940	-2,958	-3,119	-3,358
Tax expenses	-1,108	-1,053	-948	-1,062	-1,229
Other Income (Expenses)	-2,134	-1,846	-2,228	-1,441	-2,023
Investments in Affiliates and Subsidiaries	9	7	2	15	27
Non-Operating Income	101	36	32	16	-13
Profit before taxes	**5,615**	**5,566**	**6,055**	**6,415**	**5,856**
Income tax and social contribution tax	-1,766	-1,670	-2,129	-2,484	-1,866
Minority interest	-123	-43	-30	-28	-32
Net profit w/o extraordinary provision	**3,726**	**3,853**	**3,896**	**3,902**	**3,958**
Net profit	**3,726**	**3,853**	**2,136**	**3,902**	**3,958**

APPENDIX

Balance sheet *– Assets (R$ million)*	Dec-19	Mar-20	Jun-20	Sep-20	Dec-20
Current asset and long-term assets	**844,295**	**986,524**	**973,953**	**968,524**	**988,538**
Cash and cash equivalents	9,925	13,963	22,655	15,338	19,512
Interbank investments	43,367	55,568	49,272	59,400	69,698
Securities and derivative financial instrument	193,455	238,831	252,185	249,332	266,088
Interbank accounts	89,265	69,531	80,345	85,145	91,368
Interbranch accounts	-	-	64	4	-
Lending operations	331,304	357,104	357,943	372,688	383,564
Allowance for loan losses	-21,408	-21,704	-25,394	-25,001	-25,067
Other receivables	174,566	248,875	208,866	184,248	156,175
Other assets	2,413	2,652	2,624	2,370	2,132
Permanent assets	**13,248**	**13,859**	**13,726**	**13,698**	**13,851**
Investments	354	350	359	382	333
Fixed assets	7,181	7,136	7,037	6,987	7,047
Intangibles	5,713	6,373	6,330	6,330	6,472
Goodwill net of amortization	1,612	2,407	1,998	1,927	2,019
Others	4,101	3,966	4,332	4,402	4,453
Total assets	**857,543**	**1,000,383**	**987,679**	**982,222**	**1,002,389**
Total assets (excluding goodwill)	**855,931**	**997,976**	**985,681**	**980,295**	**1,000,370**

APPENDIX

***Balance Sheet** – Liabilities and equity (R$ million)*	Dec-19	Mar-20	Jun-20	Sep-20	Dec-20
Current liabilities and long-term liabilities	**785,789**	**926,596**	**911,647**	**903,725**	**921,915**
Deposits	272,928	303,885	358,061	384,218	390,052
Demand deposits	29,108	34,024	39,497	43,414	41,821
Saving deposits	49,040	50,185	55,756	59,443	63,307
Interbank deposits	4,299	4,903	5,943	6,111	5,145
Time deposits	190,344	214,774	256,866	275,249	279,779
Other Deposits	137	0	0	0	0
Money market funding	123,941	146,761	124,920	119,163	154,997
Funds from acceptance and issuance of securities	85,963	88,408	81,831	73,549	70,628
Interbank accounts	370	1,506	2,040	2,508	435
Interbranch accounts	4,019	4,857	3,996	4,166	4,831
Borrowings	43,125	55,606	53,413	55,853	55,012
Domestic onlendings - official institutions	11,755	11,249	12,067	12,355	12,748
Derivative financial instruments	20,623	33,436	41,639	38,521	36,269
Other payables	223,066	280,888	233,680	213,391	196,943
Deferred income	**285**	**278**	**476**	**577**	**356**
Minority interest	**1,695**	**1,111**	**1,103**	**1,154**	**1,151**
Equity	**69,773**	**72,398**	**74,453**	**76,766**	**78,968**
Total liabilitities and equity	**857,543**	**1,000,383**	**987,679**	**982,222**	**1,002,389**
Equity (excluding goodwill)	**68,161**	**69,992**	**72,455**	**74,839**	**76,949**

APPENDIX

Balance Sheet *- Loan Portfolio (R$ million)*	Dec-20	Dec-19	12M	Sep-20	3M
Individuals	**174,300**	**155,338**	**12.2%**	**165,044**	**5.6%**
Leasing / auto loans (*)	3,772	2,825	33.5%	3,410	10.6%
Credit card	36,371	34,914	4.2%	32,297	12.6%
Payroll loans	48,086	42,447	13.3%	46,783	2.8%
Mortgage	43,993	37,219	18.2%	40,897	7.6%
Agricultural loans	8,283	6,938	19.4%	7,474	10.8%
Personal loans / others	33,795	30,995	9.0%	34,183	-1.1%
Consumer finance	**60,256**	**58,231**	**3.5%**	**57,971**	**3.9%**
Corporate	**177,098**	**138,459**	**27.9%**	**174,370**	**1.6%**
Leasing / auto loans	4,409	3,863	14.1%	4,071	8.3%
Real estate	1,835	2,523	-27.3%	1,982	-7.4%
Trade finance	32,340	35,645	-9.3%	37,758	-14.3%
On-lending	11,314	7,456	51.7%	11,136	1.6%
Agricultural loans	5,364	5,978	-10.3%	5,907	-9.2%
Working capital / others	121,836	82,994	46.8%	113,516	7.3%
Total	**411,655**	**352,028**	**16.9%**	**397,385**	**3.6%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 55,385MM in Dec-20, R$ 53,013MM in Sep-20 and R$ 51,160MM in Dec-19

TURNOVER HAS INCREASED BY 32%

2020 vs. 2019

ACQUIRING		2020	2019	12M
CREDIT	Turnover (R$ million) Transactions (milions)	167,934 1,234	126,630 1,071	32.6% 15.3%
DEBT	Turnover (R$ million) Transactions (milions)	105,804 1,573	80,876 1,415	30.8% 11.1%
TOTAL	Turnover (R$ million) Transactions (milions)	273,738 2,807	207,505 2,486	31.9% 12.9%


SuperGet

Investor Relations (Brazil)

Av, Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brasil | 04543-011
Telefone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Santander